Abri SPAC 2, Inc.
9663 Santa Monica Blvd., No. 1091
Beverly Hills, CA 90210

May 2, 2022

VIA EDGAR & TELECOPY
Division of Corporation Finance

Office of Trade and Services

U.S. Securities & Exchange Commission

100 F Street, NE

Washington, D.C. 20549

RE:	Abri SPAC 2, Inc. (the “Company”)
Registration Statement on Form S-1
(File No. 333-264322) (the “Registration Statement”)

Ladies and Gentlemen:

Reference is made to the Company’s letter, filed as correspondence via EDGAR on April 28, 2022, in which the Company requested acceleration of effectiveness of the Registration Statement so that such Registration Statement would become effective as of 4:00 p.m. on May 2, 2022, or as soon thereafter as practicable. The Company is no longer requesting that such Registration Statement be declared effective at this time and it hereby formally withdraws its request for acceleration of the effective date.

[Signature page follows]

Very truly yours,

Abri SPAC 2, Inc.

By:	/s/ Jeffrey Tirman
Name:	Jeffrey Tirman
Title:	Chief Executive Officer